UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under section 12(b) or (g) of the Securities Exchange Act of 1934



			          FRESH BREATH INDUSTRIES, INC.
 (Name of small business issuer in its charter)

		   NEVADA			  		           88-0404404
(States of other jurisdiction of incorporation or organization)
       	          (I.R.S. Employer Identification No.)

# 7-2316 27th Ave. N.E., Calgary, Alberta  Canada				 T2E7A7
        	(Address of principal executive offices)					(Zip Code)

Issuer's telephone number (403) 259-6838

Securities registered under Section 12(b) of the Exchange Act:



		Title of each class					Name of each exchange on which registered
		to be so registered					     each class is to be registered

		      N/A				     	 		        N/A



Securities registered under Section 12 (g) of the Exchange Act:


  Common stock, par value $.001 per share
 (Title of class)


 (Title of class)




At December 31, 1998, the aggregate market value of the voting stock held by non affiliates is undeterminable and is considered to be 0.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Not applicable

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of December 31, 1998, the registrants had 7,800,000 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the part of the form 10-KSB (e.g., part I, part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) any proxy or other information statement; and (3) Any prospectus filed pursuant to rule 424 (b) or (c ) under the Securities Act of 1933: None

FRESH BREATH INDUSTRIES, INC.

FORM 10 - SB

TABLE OF CONTENTS
												  PAGE
PART I


ITEM	1.	Description of Business	. . . . . . . . . . . . . . . . . . . .

ITEM	2.	Management's Discussion and Analysis or Plan of Operation . . .

ITEM	3.	Description of Property . . . . . . . . . . . . . . . . . . . .

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management  .

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons . . .

ITEM	6.	Executive Compensation  . . . . . . . . . . . . . . . . . . . . . .

ITEM	7.	Certain Relationships and Related Transactions  . . . . . . . . .

ITEM	8.	Description of Securities. . . . . . . . . . . . . . . . . . . .

PART II

ITEM	1.	Market Price of and Dividends on Registrant's Common Equity and
			Other Shareholder Matters . . . . . . . . . . . . . .

ITEM	2.	Legal Proceedings  . . . . . . . . . . . . .

ITEM	3.	Changes in and Disagreements with Accountants . . . . . . . . .

ITEM	4.	Recent Sales of Unregistered Securities  . . . . . . . . . . . .

ITEM	5.	Indemnification of Directors and Officers  . . . . . . . . . . .

PART F / S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .

PART III

ITEM	1.	Index to Exhibits . . . . . . . . . . . . . . . . . . . . . . . . .

ITEM	2.	Description of Exhibits . . . . . . . . . . . . . . . . . . . . . . .

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-2-
FORM 10 - SB

PART I

ITEM	1.	Description of Business

	Fresh Breath Industries, Inc. (the "Company") is a development stage Company incorporated under the laws of Nevada on September 1, 1998, to engaged in the marketing of cigars and cigar related products.  As a  start up enterprise the Company had no significant business operations in 1998.

	The Company has entered into various agreements with related companies to acquire the distribution rights of breath freshening products and cigars and cigar accessories. Specially the Company acquired; (1) on October 16, 1998, the exclusive Canadian distribution rights to Irvine Breath Products and Gel
 Cap Breath Freshener products for $135,590 which consisted of $130,950 note and 500,000 shares of common stock, (2) on October 21, 1998, bought for the sum of $130,000 the product line called Cigar-Gone, Co

	During the month of December 1998, the Company sold 4,250,000 shares for $0.01, the gross proceeds were $42,500 of which $5,515 was received subsequent to December 31, 1998. The offering under the provisions of Regulation D, Rule 504 of the Securities Act of 1934, as amended (the
 "Act").  The proceeds were used for working capital.

	Prior to March 31, 1999 the Company sold an additional 150,000 shares for $37,500 pursuant to Regulation D, Rule 504 of the Securities Act of 1934, as amended. These funds were also used for working capital.

Products

	Breath Freshener: Cigar-Gone, a sugarless, all natural chewable gel-cap breath freshener, considered one of the accessories, is being successfully marketed and sold through major retail tobacco and convenience stores in North America by Quantum Cigar in Canada, J&D Cigar Company in Canada and the United States and by the Company in the United States. The product
 Cigar Gone was first introduced at the Cigar Expo in Las Vegas, Nevada in April 1997 and is now being distributed and marketed by several wholes

	Cigars and Accessories:  J&D Cigar, a subsidiary of the Company,  is located in Alberta Calgary Canada.  J&D is currently carrying 45 different cigars manufactured by 12 different companies including a full line of Cuban
 Cigars.  In its prior seven years in business its been able to secure exclusive Canadian rights to many of these cigars.  As a major Canadian importer of cigars and accessories, J&D has established a client base of about 100 wholesale and retail customers throughout Canada.


	Quantum Cigar, a Vancouver Canadian subsidiary and the original licenser of
 Cigar Gone in Canada also will continue to wholesale cigars.

	Fresh Breath Industries, Inc., will wholesale the Breath products and the cigar products and other accessories in the United States and through its divisions in Canada.

Production

	The breath freshener products will be initially manufactured in two locations (1) Irvine Breath Products of Irvine, California (2) REON,
 San Diego, California. REON has also contracted to package, warehouse, ship and distribute the product in a percentage basis.

	The Company has a line of cigar humidors manufactured for it in Alberta, Canada and the accessories are handled on a manufacturers representative basis for sale wholesale.

	Manufacturer of Gel-Caps			Packaging, Sales and Distribution
	Irvine Breath Products				REON
	7700 Irvine Center Suite 510			1177 Knoxville Street
	Irvine, California 92718  			San Diego, California 92110

Marketing

	Cigar smoking has always been an integral part of North American culture with a phenomenal surge in popularity in the last few year. In the last two years cigar sales have increased 43% from 1994 to 1995 and even larger increased experienced from 1996 to 1997. Over 240 million cigars were sold in the USA in 1995 and over 300 million sold in 1996.  By 1997, cigars were being sold in a variety of locations including grocery, drug and convenience
 stores.  Total cigars sold in 1997 were over 350 million. 	Hollywood and
 sports celebrities of both genders have now adopted the cigar as a symbol of success and fashion in the 90's. Cigar bars and emporiums have sprung up across the United States and Canada at an amazing rate. Cigar friendly restaurants are now becoming the norm. The "Stogie" once a bastion of the rich American male has now become a true phenomenon for men and women across wide spectrums of North American society.  Dropping into the the local cigar
 emporium to enjoy a night of fine cigars, to tran	Cigar products took off in
 1995 and kept up an even faster pace through 1996 and 1997. Overall cigar sales are being sparked by the popularity of premium hand made cigars. While sales of premium cigars jumped 65% in 1996, they still account for just 6.4%
 of all cigars sold in the United States. It is estimated that there are 10 million cigar smokers in the United States, many of them being occasional smokers. Less than 4% are women and thhe local cigar e


	Cigar products took off in 1995 and kept up an even faster pace through 1996 and 1997.  Overall cigar sales are being sparked by the popularity of premium hand made cigars.  while sales of premium cigars jumped 65% in 1996, they still account for just 6.4% of all cigars sold in the United States.
 It is estimated that there are 10 million cigar smokers in the United States
, many of them being occasional smokers.  Less than 4% are women and they tend to smoke the premium cigars.  The highest concentration i the premium cigars.  The highest concentration since 1996 and 1997.
 Overall cigar sales are being sparked by the popularity of premium hand made cigars.  while sales of premium cigars jumped 65% in 1996, they still account for just 6.4% of all cigars sold in the United States.  It is estimated that there are 10 million cigar smokers in the United States, many of them being occasional smokers.  Less than 4% are women and they tend to smoke the premium cigars.  The highest concentration is the premium
 cigars.  The highest concentration	The current popularity of cigars can be
 seen in the birth of several Cigar magazines.  Although only a few years old the magazine "Cigar Aficionado" has risen from 40,000 circulation to
 440,000 paid circulation.  An estimated two million read this bible of the cigar business, which gained its popularity by using big name stars on the cover.  "Smoke" is the newest magazine to hit the cigar market and already boasts of a paid circulation of over 160,000 copies in less than one year.

	Cigars, cigar accessories, and breath fresheners are generally sold on an indirect basis, e.g., through jobbers and wholesalers to the retail outlets.
  Some are sold in a direct basis to national accounts Cigar Gone are now being distributed and marketed by several wholesalers and in over 10,000 different retail outlets including 7-Eleven, Circle K and AM/PM stores. Competition

	Breath Assure is the market leader for gel-cap breath cleansers. It has approximately $40,000,000 in sales in less than one year.

	Cigars, cigar accessories, and breath fresheners are generally sold on an indirect basis, e.g., through jobbers and wholesalers to the retail outlets.
  Some are sold in a direct basis to national accounts Cigar Gone are now being distributed and marketed by several wholesalers and in over 10,000 different retail outlets including 7-Eleven, Circle K and AM/PM stores. Competition

	Breath Assure is the market leader for gel-cap breath cleansers. It has approximately $40,000,000 in sales (1996) world wide, and is in 30 35 countries. Breath Assure is mostly known for its single action gel-cap formula that is swallowed and takes up to 30 minutes to take effect.
 Although Breath Assure is a very good product it does not work instantly thus the consumer has to wait 30 minutes before the product takes effect..
  Quite often the individual does not want to wait for this length of time for fresh breath.

	Breath Assure is relatively unchallenged in its dominance of the market place; being a premium product at a premium price. Fresh Breath, Inc., is able to beat Breath Assure's pricing and still maintain good profit margins. As it stands now Breath Assure sells at retail up to $7.95 for
 50 gel-caps.  Cigar Gone sells at retail for $5.95 for 50 gel-caps.  It allows Fresh Breath, Inc., to sell a premium product at a more reasonable
 price to the consumer.  This trend will also continue with "	" Gone product.


	To be able to effectively combat Breath Assure and other similar products that will undoubtedly be coming onto the market place, Fresh Breath, Inc., must establish a very aggressive marketing and advertising campaign. Cigar
 Gone and Coffee Gone are presently in approximately in ten thousand (10,000) accounts across North America and is expected to be in a minimum of 30,000 stores across North American by the end of 1999. Although Fresh Breath, Inc., has been very successful in marketing its products to the market
 Research and Development

	The Company has not allocated funds for conducting research and development, however, with minimum funds the Company and its affiliates have developed four (4) additional niche breath products.  Garlic Gone, Coffee Gone,
 Alcohol Gone in gel-caps and a line of flavor sprays.

	Tobacco accessory sales have increased 188% in food stores, 192% in drug stores and 292% with mass merchandisers.

Patents and Trademarks

	All cigar products handled have trademark protected by their manufacturers.
  To the issuers knowledge none of the accessory items handled are patented.

Employees

  	Presently, the Company has 	 employees.  Management intends to hire
 additional employees in the United States and Canada only as needed and as funds are available. In such cases compensation to management and employees will be consistent with prevailing wages for service rendered.
  The Company also will use contract services that will preclude the necessity of hiring for packaging and processing.


Facilities

	The Company has a statutory office at 1905 South Eastern Avenue, Las Vegas,
 Nevada and sales office in Calgary, Alberta, Canada, Vancouver, B.C., Canada and sales and product office in Irvine and San Diego, California.  The
Company will maintain a headquarter office in Vancouver 			 in the mid
 quarter of 1999.

Legal

	The Company is not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM	2.	Management's Discussion and Analysis or Plan of Operation

Overview

	The Company became incorporated in September 1998. The Company began operations by consolidating a distribution operation and acquiring various rights and licenses. Although, the Company did not realize revenues as of the date hereof, management anticipates sales to start by the end of first quarter or early in the second quarter of 1999.

	The Company's current capital was provided by the founders of the Company and by two private placements for sale of common stock. Management believes that the Company's cash requirement can be satisfied with existing capital for ninety days, if sales are sufficient to handle current operating costs. Management anticipates the Company will require further capital of approximately $400,000 within the next Ninety days in order to properly facilitate production and distribution channels. This additional cap explore other alternatives for funding.

	In the event, outside funding is necessary, the Company will investigate the possibility of interim financing, either debt or equity, to provide capital. Although, management has not made any arrangements or definitive agreements, the Company would consider private funding or the private placements of its securities and/or a public offering. If the Company experiences a substantial delay in marketing revenues and is unable to secure public financing from the sale of its securities or from private lenders

	Most of the research and development of the Breath Fresheners additional products has been completed. Management does not intend to consider new products until such time as revenues are realized from the sale of the existing products and lines of cigars and accessories. All of the present lines have an established line of distribution, therefore, no immediate funds have to be expended in that area. Management would consider products that would fit in their distribution channel, but are manufactured by others.

The Company has an inventory of 						that was transferred in the acquisitions


	Management does not anticipate hiring additional employees until recruited by sales and that is further dependent on the Company having sufficient capital.


Net Operating Loss

	The Company has accumulated approximately $37,026 of net operating loss carryforwards as of December 31, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carryforwards expire in the year 2013. In the event of certain changes in control of the Company, there will be an annual limitation on the amount

Recent Accounting Pronouncements

	The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement
of Financial Accounting Standards No. 129 "Disclosures of Information About
 an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with
 Accounting Principles Board Opinion No. 15, "Earnings Per Share."  SFAS No.
 128 provides for the calculation of "Basic" and "Dilutive"

	The Financial Accounting Standards Board has also issued SFAS No. 131, No. 130, "Reporting Comprehensive Income" and SFAS no. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributors to owners. Among other disclosures, SFAS no. 13 ems that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements.
 SFAS no. 131 supersedes SFAS no. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS no. 131 establishes standards on the way that public companies report financial information abut operating segments in annual financial statements and requires reporting of selected informal

	SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standard, management has been unable to fully evaluate the impact, if any the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of the standard.

Inflation

	In the opinion of management, inflation will not have a material effect on the operations of the Company.

Risk Factors and Cautionary Statements

	This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company to meet its cash and working capital needs, the ability of the Company to suc

ITEM	3.	Description of Property

	The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM	4.	Security Ownership of Certain Beneficial Owners and Management

	The following table sets forth information, to the best of the Company's knowledge, as of March 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

	Name and Address			Amount and Nature of		Percent of
	of Beneficial Owner			Beneficial Ownership		of Class (1)
	Kenneth Trociuk*			        1,000,000			    12.5%
	Ste. 910-510 Burrard St.
	Vancouver, B.C., Canada
	V6C 3A8

	Jeff Walter*				        1,050,000			   13.5%
	139 Sackville Dr. S.W
	Calgary, Albert, Canada
	T2W 0W4

	Frank Baroudi*  				           275,000			     3.5%
	1177 Knoxville St.
	San Diego, CA  92110

	Catherine Edwards*			           900,000	     	 	     11%
	40 Hymar Place
	Vernon, B.C., Canada
	V1B 2X5

	Doug McPhee*				            50,000	  	          	   .006%
	#3 Sierra Vista Circle
	Calgary, Alberta, Canada
	T2W 0W4


	Ken Ochetti*				          275,000		                     4%
	1101 Buckingham-Unit D
	Costa Mesa, CA 92126

	*Management As A Group		       3,550,000			     45%

	Mounier Sallman				          450,000			    5.6%
	1860 Crois Salvador
	Brossard, Quebec
	V4X 1V2

	Peter Shield				          400,000			      5%
	1757 N. 40th Avenue
	Vancouver, B.C. Canada
	V6M 1W3

	*	Director and/or Officer
	(1)	Based upon 7,950,000 shares of Common Stock outstanding
on March 31, 1999.

ITEM	5.	Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors

	The executive officers and directors of the Company are as follows:

	Name				Age			Position
	Kenneth Trociuk		 	 		Chief Executive Officer/Director
	Jeffery Walters						President/Director
	Catherine Edwards					Secretary/Treasuer/Director
	Frank Baroudi						Vice President/Director
	Douglas McPhee					Director
	Ken Ochetti						Director

	All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.  Directors will be elected at the annual meetings to serve for one year terms.  There are no agreements with respect to the election of directors.  The Company has not compensated its directors for service on the Board of Directors or any committee thereof.  Any non-employee director of the Company shall be reimbursed for expenses incurred for attendance at meetings

	None of the officers and/or directors of the Company are officers or directors of any other publicly traded corporation, nor have any of the affiliates or promoters of the Company filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or the subject or any order, judgment, or decree involving the violation of any state or federal securities laws within the past five years.

	The directors will initially devote their time to the Company's affairs on an "as needed" basis, the exact amount of which is undetermined at this
 time.  Jeff Walters approximately 	 to 	 hours per week to the Company's
 business.  If the Company begins to generate revenues, the Company's
 Secretary/Treasurer, Catherine Edwards, will devote approximately 	 to
 	 hours a week primarily as the Company's 			 Both persons are prepared
 to increase the time they devote to the Company should such a need arise.


	The business experience of each of the persons listed above during the past five years is as follows:

	Kenneth Trociuk, is the president and CEO of three publicly traded companies, Kenrich Mining (V.S.E.),and Blue Gold (OTC.BB). He has a Business Diploma in Administration, Economics and Advertising. As a co-owner of Canadian Oilfield Directory until 1996, and Sales manager for Parklane Publications for five years, Mr. Trociuk brings valued marketing experience to the company. Mr. Trociuk is an avid super-pro quarter mile drag racer.

	Frank Baroudi, has a Masters in Electrical Engineering and another Masters in Computer Science from the University of Southern California. He worked for United Telecommunications as a software consultant for one year after which he went to Xerox for five years working briefly in technical support for CAD-CAM design workstations and then, moved into technical sales. He was then recruited by AST Research to head up their sales and marketing operations in Sydney, Australia where he brought sales up

	Catherine Edwards, has worked in the medical profession for ten years, and more recently manages commercial real estate. She has run her own business for the past 10 years. First a cattle ranch, and then a retail wholesale business which she is currently operating. She has been involved in financing for public companies. Ms. Edwards is a director of Thorlow
 Resources, and is currently serving her sixth year on the board of a non-profit society. Ms. Edwards has a College Business Diploma

	Jeffrey Walters, has an extensive and varied business background. He is the founder and owner of several businesses in Canada. He has been an entrepreneur throughout his career with over seven years experience in the tobacco and liquor industry. Mr. Walters brings his varied experience long with several designations to Fresh Breath Inc.  Mr. Walters was born in Calgary, Alberta where he completed high school and attended the University society. Ms. Edwards has a College Business Diploma

	Jeffrey Walters, has an extensive and varied business background. He is the founder and owner of several businesses in Canada. He has been an entrepreneur throughout his career with over seven years experience in the tobacco and liquor industry. Mr. Walters brings his varied experience along with several designations to Fresh Breath Inc. Mr. Walters was born in Calgary, Alberta where he completed high school and attended the University of Calgary. He is the owner of several retail and wholesale

	Doug McPhee, has ten years investment experience, Mr. McPhee is currently working as a Senior Investment Advisor at TD Evergreen Investment Services.
  Mr. McPhee earned his Bachelor of Arts Degree in Economics from the University of Calgary, and has since become a Certified Investment manager
 (CIM) and Fellow of the Canadian Securities Institute (FCSI). In addition to his role as an investment advisor, Doug is also an acting member of the Board of Director for the Young Entrepreneurs Organization.

 	Ken Ochetti, is President and Founder of Irvine Breath Products and has been an entrepreneur for most of his career. He has started many companies including Octus Sports which merchandised and produced calendars, videos, CD ROM's for the National Football League. He also founded Peer Records and
 Video which was a national distribution company for the music industry with 3,500 accounts and was the District Manager for a chain of convenience stores in Southern California. He attended Arizona State

ITEM	6.	Executive Compensation

	The Company does not have a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors.  Since the
 Company's inception, it has not paid any salaries or other compensation to its officers, directors or employees.  Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future.

ITEM	7.	Certain Relationships and Related Transactions

	The Company has entered into various agreements with related companies to purchase the distribution rights of breath freshening products.

	On October 16, 1998, the Company bought for the sum of $135,590 which consists of $130,590 and 500,000 shares of its Common Stock equaling
 $5,000, the exclusive Canadian distribution rights to Irvine Breath
 Products and Gel Cap Breath Freshener product-lines. On October 21, 1998, the Company bought for the sum of $130,000 the product-line called Cigar Gone, Coffee Gone and other breath-related products. October 25, 1998, the Company bought for the sum of $50,000 and 100,000 shares of its Common Stock, the product-line rights which include the assets, exclusive distributor rights, and promotional materials of J&D Cigar Company, Ltd.

	The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Director

ITEM	8.	Description of Securities

Common Stock

	The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share, of which 7,800,000 shares were issued and outstanding as of December 31, 1998 and 7,950,000 as of March 31, 1999 respectively.
 All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholder

PART II

ITEM	1.	Market Price of and Dividends on the Registrant's Common Equity and
 Other 			Shareholder Matters

	Prior to the filing of this registration statement, no shares of the Company's Common Stock have been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency of authority. The Company's Common Stock is eligible to be traded in the over-the-counter market upon the filing of this Form 10SB and the clearings and comments thereto by the Commission.

	The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state.
  Further, most likely the Company's shares will be subject to the provisions of Section

	The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exception.
  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ stock Market; issued by a registered investment company; excluded from the definition on the basis of price

	For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have received the purchaser's written consent to the transaction prior to the purchase.  Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker and dealer

	As of December 31, 1998 and March 31, 1999 there were 21 and 26 holders respectfully of record of the Company's Common Stock. Because the Company does not presently trade, no trading history is presented herein.

	As of December 31, 1998 and March 31, 1999, the Company had issued and outstanding 7,800,000 and 7,978,000 shares respectfully. Of this total, 3,550,000 shares were issued in private transactions in the third and fourth quarter of 1998. These 3,550,000 shares are deemed "restricted securities"
as defined by the Act and certificates representing such shares bear an appropriate restrictive legend. The remaining 4,250,000 shares were issue in December 1998 following the Company's offering pursuant to Regulation 504


	Of the Company's total shares outstanding, 4,428,000 shares may be sold, transferred or otherwise traded in the public market, should one develop, unless held by an affiliate or controlling shareholder of the Company. Of these 4,428,000 shares, the Company has identified no shares as being held by affiliates of the Company.

	The 3,550,000 shares considered restricted securities are held presently by affiliates and/or controlling shareholders of  the Company.  These shares may be sold pursuant to Rule 144 in the future, subject to the volume and other limitations set forth under Rule 144.  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate

	Generally, the shares of restricted stock may not be sold or otherwise transferred unless first registered under the Act or unless there is an appropriate exemption from registration available.

Dividend Policy

	The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain and invest future earnings to finance its operations.

ITEM	2.	Legal Proceedings

	There are presently no material pending legal proceedings to which the Company or any of its subsidiaries in a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM	3.	Changes in and Disagreements with Accountants

	There have been no changes in or disagreements with accountants.



ITEM	4.	Recent Sales of Unregistered Securities

	On December 1998 and March 1999, the Company completed an offering of its Common Stock pursuant to the provisions of Regulation D, Rule 504 of the Act. Under the offerings, the Company sold 4,250,000 share to 15 people for $42,500 in December 1999 and 178,000 shares for $44,500 in March 1999. This offering was not registered under the Act, or registered or qualified under the securities laws of any state. All purchasers of the shares reside outside the United States. The offering of the share

	Each purchaser was required to complete and sign a written subscription Agreement representing that they had read the Disclosure Statement and that the offering was subject to various risks. Pursuant to Rule 504(b)(1) of Regulation D, the provisions of Rule 502(c) and (d) shall not apply to offers and sales made under Rule 504. Generally, Rule 502(d) provides that: "exempt as provided in Rule 504(b)(1), securities acquired in a transaction under Regulation D shall have the status of securities acquired

	Because the Company's intent and good faith belief was that the offering qualified under Rule 504(b)(1) of Regulation D, purchasers of the Company's Common Stock may be permitted to resell their shares without registration under the Act pursuant to Rule 502(d). As such, certificates representing these shares do not bear any restrictive legends.

	The Company also issued 100,000 shares, of its Common Stock, to two individual related parties in the asset acquisition of J&D Cigar on October
 25, 1998 and 500,000 shares to one individual related party for the acquisition of the exclusive distribution rights for Canada of Irvine Breath Products and Gel Caps breath freshener product lines on October
 16, 1998. With respect to the issuance of the 600,000 shares, the holders would be affiliates.

	The Company relied on the exemption from registration under the Act provided by Sections 4(2) and 4(6) of the Act in the issuance of the total of
 3,350,000 share issued in the fourth quarter of 1998 said 3,550,000 being all the restricted share issued.

ITEM	5.	Indemnification of Directors and Officers

	As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed

	The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company against expenses actually and reasonably incurred by them in connection with the defense.

	The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

	The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer

Transfer Agent

	The Company has designated Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona 85251, as its transfer agent.

PART F / S

The Company's financial statements for the fiscal year ended December
31, 1998 and March 31, 1999 have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to
Item 15 of this Form 10-SB.

PART III

ITEM	1.	Index to Exhibits

The following exhibits are filed with this Registration Statement.

Exhibit Number		       Exhibit Name

  3.1			Article of Incorporation
  3.2			By-Laws of Registrant
10.1			Acquisition Agreements
27.			Financial Data Schedule

	2.	Description of Exhibits

10.1(a)		October 16, 1998 -  Canadian Distribution Agreement
       (b)		October 21, 1998 - Product Line Acquisitions
			Cigar Gone and other related products
       (c)		October 25, 1998, Product Line Rights
			Inventory and other assets of J&D Cigar Company, Ltd.


SIGNATURES

	In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.



							     FRESH BREATH INDUSTRIES, INC.
								               (Registrant)




Date:  _______________ 1999				By:____________________________________
							      Kenneth Trociuk
							      President